SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Amendment No. 4)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c)

and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2.

Under the Securities Exchange Act of 1934

SandRidge Energy, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

80007P307

(CUSIP Number)

November 15, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     Rule 13d-1(b)

☑ Rule 13d-1(c)

     Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 80007P307	13G	Page 2 of 19 Pages

1	NAMES OF REPORTING PERSON/I.R.S. Identification Nos. of Above Persons (Entities Only) V. PREM WATSA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CANADIAN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 277,000
	6	SHARED VOTING POWER 54,274,656
	7	SOLE DISPOSITIVE POWER 277,000
	8	SHARED DISPOSITIVE POWER 54,274,656
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,551,646
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.5%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 80007P307	13G	Page 3 of 19 Pages

1	NAMES OF REPORTING PERSON/I.R.S. Identification Nos. of Above Persons (Entities Only) 1109519 ONTARIO LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 54,274,656
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 54,274,656
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,274,656
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.4%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 80007P307	13G	Page 4 of 19 Pages

1	NAMES OF REPORTING PERSON/I.R.S. Identification Nos. of Above Persons (Entities Only) THE SIXTY TWO INVESTMENT COMPANY LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH COLUMBIA, CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 54,274,656
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 54,274,656
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,274,656
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.4%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 80007P307	13G	Page 5 of 19 Pages

1	NAMES OF REPORTING PERSON/I.R.S. Identification Nos. of Above Persons (Entities Only) 810679 ONTARIO LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 54,274,656
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 54,274,656
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,274,656
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.4%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 80007P307	13G	Page 6 of 19 Pages

1	NAMES OF REPORTING PERSON/I.R.S. Identification Nos. of Above Persons (Entities Only) FAIRFAX FINANCIAL HOLDINGS LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 54,274,656
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 54,274,656
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,274,656
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.4%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 80007P307	13G	Page 7 of 19 Pages

1	NAMES OF REPORTING PERSON/I.R.S. Identification Nos. of Above Persons (Entities Only) FAIRFAX (US) INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION WYOMING
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 38,752,711
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 38,752,711
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,752,711
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.4%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 80007P307	13G	Page 8 of 19 Pages

1	NAMES OF REPORTING PERSON/I.R.S. Identification Nos. of Above Persons (Entities Only) ODYSSEY REINSURANCE COMPANY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CONNECTICUT
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 19,940,886
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 19,940,886
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,940,886
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.8%
12	TYPE OF REPORTING PERSON CO

Item 1.(a) Name of Issuer:

SandRidge Energy, Inc.

Item 1.(b) Address of Issuer’s Principal Executive Offices:

123 Robert S. Kerr Avenue, Oklahoma City, Oklahoma, 73102

Item 2.(a) Name of Person Filing:

1.	This statement is being jointly filed by the following persons (collectively, the “Reporting Persons”):

2.	V. Prem Watsa, an individual;

3.	1109519 Ontario Limited (“1109519”), a corporation incorporated under the laws of Ontario;

4.	The Sixty Two Investment Company Limited (“Sixty Two”), a corporation incorporated under the laws of British Columbia;

5.	810679 Ontario Limited (“810679”), a corporation incorporated under the laws of Ontario;

6.	Fairfax Financial Holdings Limited (“Fairfax”), a corporation incorporated under the laws of Canada;

7.	Fairfax (US) Inc. (“Fairfax US”), a Delaware corporation; and

8.	Odyssey Reinsurance Company (“Odyssey”), a corporation incorporated under the laws of Connecticut.

Item 2.(b) Address of Principal Business Office:

The addresses of the Reporting Persons are as follows:

1.	Mr. Watsa’s business address is 95 Wellington Street West, Suite 800, Toronto, Ontario M5J 2N7;

2.	The principal business address and principal office address of 1109519 is 95 Wellington Street West, Suite 800, Toronto, Ontario M5J 2N7;

3.	The principal business address and principal office address of Sixty Two is 1600 Cathedral Place, 925 West Georgia St., Vancouver, British Columbia V6C 3L3;

4.	The principal business address and principal office address of 810679 is 95 Wellington Street West, Suite 800, Toronto, Ontario M5J 2N7;

5.	The principal business address and principal office address of Fairfax is 95 Wellington Street West, Suite 800, Toronto, Ontario M5J 2N7;

6.	The principal business address and principal office address of Fairfax US is 2850 Lake Vista Drive Suite #150, Lewisville, TX 75056; and

7.	The principal business address and principal office address of Odyssey is 300 First Stamford Place, Stamford, Connecticut 06902.

Item 2.(c) Citizenship:

V. Prem Watsa is a citizen of Canada.

Item 2.(d) Title of Class of Securities:

Common Stock

Item 2.(e) CUSIP Number:

80007P307

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ An Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person, in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-US institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4. Ownership.

Based on the most recent information available, the aggregate number and percentage of the shares of common stock (the “Shares”) of SandRidge Energy, Inc. that are beneficially owned by each of the Reporting Persons is set forth in boxes 9 and 11 of the second part of the cover page to this Schedule 13G, and such information is incorporated herein by reference.

The number of Shares as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes 5, 6, 7 and 8, respectively, on the second part of the cover page to this Schedule 13G, and such information is incorporated herein by reference.

Shares reported as beneficially owned include Shares issuable upon conversion of certain convertible securities of SandRidge Energy, Inc.

Neither the filing of this Schedule 13G nor the information contained herein shall be deemed to constitute an affirmation by V. Prem Watsa, 1109519, Sixty Two, 810679, Fairfax, Fairfax US or Odyssey that such person is the beneficial owner of the Shares referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Certain of the Shares beneficially owned by the Reporting Persons are held by subsidiaries and pension plans of Fairfax, which subsidiaries and pension plans have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. No such interest of a subsidiary or pension plan relates to more than 5% of the class of Shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

See attached Exhibit No. 1.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 16, 2012	V. Prem Watsa

/s/ V. Prem Watsa

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 16, 2012	1109519 Ontario Limited

	By:	/s/ V. Prem Watsa
Name: V. Prem Watsa
Title: President

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 16, 2012	The Sixty Two Investment Company Limited

	By:	/s/ V. Prem Watsa
Name: V. Prem Watsa
Title: President

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 16, 2012	810679 Ontario Limited

	By:	/s/ V. Prem Watsa
Name: V. Prem Watsa
Title: President

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 16, 2012	Fairfax Financial Holdings Limited

	By:	/s/ V. Prem Watsa
Name: V. Prem Watsa
Title: Chairman and Chief Executive Officer

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 16, 2012	Fairfax (US) Inc.

	By:	/s/ Dorothy D. Whitaker
Name: Dorothy D. Whitaker
Title: Assistant Corporate Secretary and International Tax Director

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 16, 2012	Odyssey Reinsurance Company

	By:	/s/ Kirk M. Reische
Name: Kirk M. Reische
Title: Vice President

Exhibit Index

Exhibit No.	Description

1	Members of filing group.

2	Joint Filing Agreement dated as of November 14, 2012 among V. Prem Watsa, 1109519 Ontario Limited, The Sixty Two Investment Company Limited, 810679 Ontario Limited, Fairfax Financial Holdings Limited, Fairfax (US) Inc. and Odyssey Reinsurance Company.